



08028034

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	February 28, 2010
Estimated average burden hours per response......12.00	

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

RECD S.E.C.

FEB 2 9 2008

603

SEC FILE NUMBER

8- 51564

53476

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING ___1/01/2007___ AND ENDING ___12/31/2007___
                                    MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: SAH, Inc.

	OFFICIAL USE ONLY

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

	FIRM I.D. NO.

1700 Pacific Avenue, Suite 1400
                            (No. and Street)

Dallas	TX	75201
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
    Philip Pendergraft   (214) 765-1100
                                                (Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

BDO Seidman, LLP
                    (Name – if individual, state last, first, middle name)

700 N. Pearl, Suite 2000	Dallas	TX	75201
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

☒ Certified Public Accountant

☐ Public Accountant

☐ Accountant not resident in United States or any of its possessions.

PROCESSED

MAR 2 0 2008

THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant
must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)

SEC 1410 (06-02)

SAH, Inc.

Contents



BDO Seidman, LLP	700 N. Pearl, Suite 2000
Accountants and Consultants	Dallas, Texas 75201-2867
	Telephone: (214) 969-7007
	Fax: (214) 953-0722

Report of Independent Registered Public Accounting Firm

Stockholder and Board of Directors
SAH, Inc.
Dallas, Texas

We have audited the accompanying statement of financial condition of SAH, Inc. (the Company), a wholly owned subsidiary of SAI Holdings, Inc., as of December 31, 2007, and the related statements of income, stockholder's equity, and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of SAH, Inc. at December 31, 2007, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedule I is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. The schedule is the responsibility of the Company's management. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

BDO Seidman, LLP

Dallas, Texas
February 25, 2008

2

SAH, Inc.
Statement of Financial Condition
December 31, 2007

Assets:
Cash and cash equivalents .... $ 281,882
Other asset... 33,000

TOTAL ASSETS .... $ 314,882

Liabilities:
Payable to parent.. $ 97,283

Stockholder's Equity:
Common stock, $1 par value, 1,000 shares authorized, issued and outstanding 1,000
Additional paid-in capital 250,929
Retained deficit .... (34,330)

TOTAL STOCKHOLDER'S EQUITY 217,599

Total liabilities and stockholder's equity .... $ 314,882

See accompanying notes to financial statements.

3

SAH, Inc.
Statement of Income
Year Ended December 31, 2007

Revenues:		
Interest..	$	12,065
Net Income	$	12,065

SAH, Inc.
Statement of Stockholder's Equity
Year Ended December 31, 2007

	Common Stock	Additional Paid-in Capital	Retained (Deficit)	Total
Balance at December 31, 2006............................	$ 1,000	$ 250,929	$ (46,395)	$ 205,534
Net income..	—	—	12,065	12,065
Balance at December 31, 2007............................	$ 1,000	$ 250,929	$ (34,330)	$ 217,599

See accompanying notes to financial statements.

5

SAH, Inc.
Statement of Cash Flows
Year Ended December 31, 2007

Increase (decrease) in cash and cash equivalents

Cash flows from operating activities:		
Net income	$	12,065
Net cash provided by operating activities		12,065
Net increase in cash		12,065
Cash at beginning of year		269,817
Cash at end of year	$	281,882

See accompanying notes to financial statements.

NOTE 1 – ORGANIZATION AND NATURE OF BUSINESS

SAH, Inc. (SAH or the Company) is a broker-dealer registered with the Securities and Exchange Commission (SEC) and a member of the Chicago Stock Exchange. SAH was incorporated on July 26, 2001. SAH has no operations. SAH is a wholly owned subsidiary of SAI Holdings, Inc. (SAI) which is in turn a wholly owned subsidiary of Penson Worldwide, Inc. (PWI).

Penson Financial Services, Inc. (PFSI) is a broker-dealer registered with the SEC, a member of the Financial Industry Regulatory Authority (FINRA), and is licensed to do business in all fifty states of the United States of America. The Company has an agreement with PFSI to clear securities transactions, carry customers' accounts on a fully disclosed basis and perform certain record keeping functions. Accordingly, the Company operates under the exemptive provisions of Securities and Exchange Commission Rule 15c3-3(k)(2)(ii).

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Cash and Cash Equivalents - The Company considers cash equivalents to be highly liquid investments with original maturities at time of purchase of less than 90 days that are not held for sale in the ordinary course of business.

Other Asset – Other asset represents stock in CHX, Holdings Inc. (CHX) which was formerly a seat on the Chicago Stock Exchange. The carrying value of the stock approximates its fair value. The Chicago Stock Exchange de-mutualized and, as a result of the de-mutuzalization, the Company received 1,000 shares of stock in CHX. The Company periodically reviews the carrying value of its investment for possible impairment. In management's opinion, there is no impairment as of December 31, 2007.

Income Tax - The Company is included in the consolidated federal and state returns filed by PWI. Due to the Company's insignificant operating income, no separate tax provision has been made by the Company.

Comprehensive Income – Comprehensive income is the change in equity of a business enterprise during a period from transactions and all other events and circumstances from non-owner sources. Other comprehensive income includes foreign currency items and minimum pension liability adjustments among other things. The Company did not have components of other comprehensive income during the year. As a result, comprehensive income is the same as the reported net income for the year ended December 31, 2007.

NOTE 3 – TRANSACTIONS WITH RELATED PARTIES

The Company's cash balance is invested in a money market account that is held in the Company's account with PFSI.

PFSI pays all expenses related to the Company's operations including audit fees and membership fees of the Chicago Stock Exchange which are estimated to be less than $10,000.

The $97,283 payable to SAI was the amount paid for the seat on the former Chicago Stock Exchange.

NOTE 4 – NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2007 the Company had net capital of $178,961 and was $78,961 in excess of its required net capital of $100,000. The Company's ratio of aggregate indebtedness to net capital was 0.54 to 1.

NOTE 5 – SEC RULE 15c3-3

The Company handled no customer securities or accounts during the year ended December 31, 2007, and accordingly, is not subject to the requirements under SEC Rule 15c3-3 and is exempt from the Reserve Requirement of computation according to the provision of Rule 15c3-3(k)(2)(ii). The Company is also exempt from the Rule 15c3-3 as it relates to Possession and Control requirements under the (k)(2)(ii) exemptive provision.

SUPPLEMENTARY INFORMATION

SAH, Inc.
Schedule I —Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission
December 31, 2007

Net Capital:
Total stockholder's equity .... $ 217,599

Deductions and/or charges:
Other assets .... (33,000)

Haircut .... (5,638)

Net capital .... $ 178,961

Computation of Basic Net Capital Requirement:
Minimum net dollar net capital required (6-2/3% of total aggregate indebtedness) .... $ 6,486

Minimum dollar net capital requirement of reporting broker-dealer .... $ 100,000

Net capital requirement (greater of above two minimum requirement amounts).......................... $ 100,000

Net capital in excess of required minimum .... $ 78,961

Aggregate indebtedness... $ 97,283

Ratio of aggregate indebtedness to net capital.. 0.54 to 1

Statement Pursuant to Rule 17a-5(d)(4)
A reconciliation of the Company's computation of net capital as reported was not prepared as there are no material differences between the Company's computation of net capital included in its unaudited Form X-17A-5 Part II and the computation contained herein.



BDO Seidman, LLP
Accountants and Consultants

700 N. Pearl, Suite 2000
Dallas, Texas 75201-2867
Telephone: (214) 969-7007
Fax: (214) 953-0722

Independent Registered Public Accounting Firm Report on Internal Control Required by Securities and Exchange Commission Rule 17a-5

Stockholder and Board of Directors
SAH, Inc.
Dallas, Texas

In planning and performing our audit of the financial statements of SAH, Inc. (the Company) (a wholly owned subsidiary of SAI Holdings, Inc.) as of and for the year ended December 31, 2007 in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control Over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

(1) Making quarterly securities examinations, counts, verifications and comparisons and recordation of differences required by rule 17a-13

(2) Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles.. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.



Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *control deficiency* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A *significant deficiency* is a deficiency, or a combination of deficiencies, in internal control over financial reporting that is less severe than a material weakness, yet important enough to merit attention by those responsible for oversight of the company's financial reporting.

A *material weakness* is a deficiency, or combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of the company's annual or interim financial statements will not be prevented or detected on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above..

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2007, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the Financial Industry Regulatory Authority, Inc. (formally the National Association of Securities Dealers, Inc.)., and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

BDO Seidman, LLP

Dallas, Texas
February 25, 2008

